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                                                   Filed by Eclipsys Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Shared Medical Systems Corporation
                                                   Commission File No. 001-13303



Contact:
Kimberly Kriger or Mark Semer
Kekst and company
(212) 521-4800


              ECLIPSYS NOMINATES FOUR CANDIDATES TO REPLACE MAJORITY OF
                          SHARED MEDICAL SYSTEMS BOARD

                -- ACTION TAKEN IN RESPONSE TO SMS' UNWILLINGNESS
                TO DISCUSS ECLIPSYS' FRIENDLY MERGER PROPOSAL --

DELRAY BEACH, FL -- MARCH 6, 2000 -- Eclipsys Corporation (NASDAQ: ECLP), a leading provider of end-to-end information solutions that enable healthcare enterprises to balance and improve clinical, financial and satisfaction outcomes, today reported that it has submitted a formal proposal to elect four new independent directors to replace a majority of the current Board of Directors of Shared Medical Systems Corporation (NYSE: SMS). On March 2, Eclipsys announced that it had offered to merge with SMS in a $2 billion transaction that values SMS stock at $67 per share. SMS responded the next day that it is "uninterested" in pursuing a merger with Eclipsys; however, since the Eclipsys offer was announced, the proposed transaction has been strongly supported by numerous industry analysts.

Harvey J. Wilson, Eclipsys' Chairman and Chief Executive Officer, said: "Despite SMS' refusal to negotiate a friendly transaction, we remain committed to pursuing the merger of our two companies. Given SMS' rejection, we have decided in consultation with our advisors to take this matter directly to SMS' shareholders and give them the opportunity to determine the future of their company.

"As we said previously, the combination of Eclipsys and SMS could create one of the most comprehensive providers of integrated information solutions for the healthcare industry - a company capable of revolutionizing the delivery of healthcare worldwide. The company also would be ideally positioned to create unparalleled value for shareholders of both companies, who would have the opportunity to participate in a combined entity with significantly enhanced growth potential. In the near term, this offer presents SMS shareholders with the opportunity to receive premium value for their shares. These shareholders need to elect a new Board of Directors that will honor its fiduciary duty to consider the many benefits of an Eclipsys-SMS merger," Wilson concluded.

Eclipsys understands that the SMS annual meeting is scheduled for May 16, 2000, with a record date for voting of March 20, 2000. At that meeting, Eclipsys also would solicit proxies to fix the size of the SMS Board at five directors, remove SMS' advance notice bylaw, and repeal any bylaw amendment by SMS since its last publicly filed bylaws.

Eclipsys' nominees to the SMS Board are Mr. Alvin Clemens, Chairman of HealthAxis.com, a leading provider of Internet solutions for healthcare insurance marketing, sales and payer connectivity; Mr. N. Louis Capetola, Investment Specialist, Mass Mutual Insurance; Mr. Donald Cook, health information technology executive, formerly with Transition Systems Inc., which was acquired by Eclipsys in Decemeber 1998; and Mr. Robert Burch, CEO of Red Badge, a private investment company.

ABOUT ECLIPSYS

Eclipsys Corporation (www.eclipsys.com) delivers end-to-end information solutions that enable healthcare enterprises to achieve balanced and improved clinical, financial and customer-satisfaction outcomes. Solutions include its comprehensive, knowledge-based Sunrise software line; leading-edge integration solutions; application services provider (ASP) information-management solutions; business process reengineering; network design and implementation; and full IT outsourcing. In conjunction with its HEALTHvision affiliate (see www.healthvision.com), Eclipsys provides customized, branded Web-based solutions to local healthcare delivery systems. Eclipsys has more than 1,400 customer organizations throughout the U.S. and in 17 other countries. For more information, contact Investor Relations at investor.relations@eclipsys.com.




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ECLIPSYS CORPORATION
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Statements in this news release concerning future results, performance or expectations are forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks included risks relating to the integration of the combined businesses and their products, uncertainties regarding future financial results and other risks described in the filings of Eclipsys with the Securities and Exchange Commission. Eclipsys and The Outcomes Company are registered trademarks and Sunrise is a trademark of Eclipsys Solutions Corp. Other product and company names in this news release are trademarks or registered trademarks of their respective companies.

Investors are urged to read any relevant documents filed by Eclipsys with the Securities and Exchange Commission because they will contain important information. Investors will be able to obtain these documents, when available, for free from the SEC's web site, www.sec.gov or from Ms. Randy Thomas, Eclipsys
(561) 243-1441.

Eclipsys and certain other persons named below may solicit proxies to elect directors of SMS and to amend the by-laws of SMS. The participants in this solicitation may include the following executive officers and employees of
Eclipsys: Mr. Harvey J. Wilson (Chairman and Chief Executive Officer), Mr. Gregory L. Wilson (Chief Financial Officer) and Ms. Randy Thomas, (Senior Vice President of Corporate Strategy and Marketing). The following nominees for election as directors of SMS may be deemed participants: Mr. Robert Burch, Mr. Alvin Clemens, Mr. N. Louis Capetola, and Mr. Donald Cook. Warburg Dillon Read LLC ("WDR"), the financial advisor to Eclipsys, does not believe that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning WDR. However, J. Richard Leaman, III (Managing Director) may assist Eclipsys in the solicitation of proxies. In connection with retaining WDR to act as its financial advisor, Eclipsys agreed to pay WDR customary fees, reimburse its expenses and indemnify it and certain related persons against certain liabilities in connection with its engagement. WDR engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business WDR may trade securities of SMS for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. WDR has informed Eclipsys that as of March 3, 2000, it held a long position of less than one-tenth of one percent of shares of SMS common stock. Eclipsys is the owner of 250,100 shares of SMS common stock. Mr. H. Wilson is the owner of 54,000 shares of SMS common stock.

Eclipsys disclaims beneficial ownership of any securities of SMS held by any pension plan or other employee benefits plan of Eclipsys or by any affiliate of Eclipsys. Except as disclosed above, to the knowledge of Eclipsys, none of Eclipsys, the executive officers of Eclipsys, the employees or other representatives of Eclipsys, or the nominees named above has any interest, direct or indirect, by security holdings or otherwise, in SMS.

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